Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2012	2011
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(25,981)	$(8,359)
Additions:
Income tax expense	1,263	358
Noncontrolling interest in income of consolidated subsidiaries	1,357	1,605
Fixed charges, as shown below	13,582	11,686
Distributions received from equity-method investees	—	3,783
	16,202	17,432
Subtractions:
Equity in income (loss) of investees	272	255
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	272	255

Earnings as adjusted	$(10,051)	$8,818
Fixed charges:
Interest on indebtedness, expensed or capitalized	10,437	8,927
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	559	637
Interest within rent expense	2,586	2,122
Total fixed charges	$13,582	$11,686
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$23,633	$2,868